

Mail Stop 4561

September 18, 2017

Venkata S. Meenavalli
Chief Executive Officer and Director
Longfin Corp.
85 Broad Street.
New York, NY 10004

> **Re: Longfin Corp.**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 5**
> **Filed September 18, 2017**
> **File No. 024-10684**

Dear Mr. Meenavalli:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments

Cover Page

1.   Given that you do not intend to consummate and close the offering without a listing approval letter from Nasdaq, please disclose what you will do with the funds if you do not meet the minimum listing requirements of Nasdaq. Please also state whether the funds will be held in trust or escrow until the condition is met. Disclose the identity of the escrow agent and file the escrow agreement as an exhibit.

General

2.   We note that Andy Altahawi continues to be listed on the company's website as a director but not disclosed in the offering statement. Please revise to provide all required disclosure regarding directors of the company. Also, revise to state the relationship between Andy Altahawi and Sarah Altahawi, the company's Associate Vice President.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Matthew Derby, Staff Attorney, at (202) 551-3334 or, in his absence, me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Andy Altahawi
       Adamson Brothers